UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the six months ended December 31, 2008

Commission File Number: 001-34083

NORTH ASIA INVESTMENT CORPORATION

(Translation of registrant’s name into English)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Explanatory Note

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934, this Report of Foreign Private Issuer on Form 6-K contains the following unaudited financial statements of North Asia Investment Corporation for the six months ended December 31, 2008.

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

BALANCE SHEETS

	December 31, 2008 (Unaudited)	June 30, 2008
Assets
Current assets
Cash	$—	$58,855
Interest income receivable	66,303	—
Prepaid expenses	8,383	—

Total current assets	74,686	58,855

Other assets
Deferred offering costs	—	418,538
Restricted cash equivalents held in Trust Account	50,078,799	—

Total assets	$50,153,485	$477,393

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accrued expenses	$95,134	$4,220
Accrued offering costs	75,000	330,386
Due to shareholder	—	22,500
Note payable, shareholder	—	100,000

Total current liabilities	170,134	457,106

Non-current liabilities
Deferred underwriters’ fees	2,000,000	—

Total liabilities	$2,170,134	$457,106

Ordinary shares, 1,999,999 shares subject to possible redemption (at redemption value of approximately $10.00)	20,001,990	—

Commitments

Shareholders’ equity
Ordinary shares, $.0001 par value, authorized 30,000,000 shares; 6,250,000 shares issued and outstanding as of December 31, 2008 and 1,725,000 shares issued and outstanding as of June 30, 2008 (including 1,999,999 shares subject to possible redemption)	$625	$173
Additional paid-in capital	27,926,572	24,827
Retained earnings / (deficit) accumulated during the development stage	54,164	(4,713)

Total shareholders’ equity	27,981,361	20,287

Total liabilities and shareholders’ equity	$50,153,485	$477,393

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

STATEMENTS OF OPERATIONS

(Unaudited)

	For the six months ended December 31, 2008	For the period from December 6, 2007 (date of inception) to December 31,
		2008	2007
Revenues	$—	$—	$—
Formation and administrative costs	(198,367)	(203,080)	(4,613)

Income (loss) from operations	$(198,367)	$(203,080)	$(4,613)

Other Income
Interest income	$257,244	$257,244	$—

Net income (loss) applicable to common shareholders	$58,877	$54,164	$(4,613)

Net income (loss) per common share:
Basic	$0.01	$0.01	$(0.00)

Diluted	$0.01	$0.01	$(0.00)

Weighted average common shares outstanding:
Basic	5,576,495	3,969,962	2,432,692
Diluted	6,307,198	4,312,945	2,432,692

Net income per common share subject to possible redemption, basic and diluted:	$0.00	$0.00	$—
Weighted average common shares subject to possible redemption	1,695,651	795,918	—

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

STATEMENTS OF SHAREHOLDERS’ EQUITY

For the period from December 6, 2007 (date of inception) to December 31, 2008

	Ordinary Shares	Amount	Additional Paid-in Capital	Retained Earnings / (Deficit) Accumulated During the Development Stage	Total Shareholders’ Equity
Ordinary shares issued to initial shareholders on December 10, 2007 at approximately $0.009 per share	2,875,000	$288	$24,712	$—	$25,000
Contribution of founders’ shares back to the Company on May 13, 2008	(1,150,000)	(115)	115
Net loss				(4,713)	(4,713)

Balances, at June 30, 2008	1,725,000	$173	$24,827	$(4,713)	$20,287

(Unaudited)
Contribution of founders’ shares back to the Company on July 23, 2008	(287,500)	(29)	29		0
Sale of 5,000,000 units at $10.00 per unit on July 29. 2008, net of underwriters discount and offering expense (includes 1,999,999 shares subject to possible redemption)	5,000,000	500	45,448,687		45,449,187
Proceeds subject to possible redemption of 1,999,999 shares			(20,001,990)		(20,001,990)
Proceeds from private placement of insider warrants			2,455,000		2,455,000
Contribution of founders’ shares back to the Company on August 22, 2008	(187,500)	(19)	19		0
Net income				58,877	58,877

Balances, at December 31, 2008	6,250,000	$625	$27,926,572	$54,164	$27,981,361

The accompanying notes are an integral part of these financial statements.

NORTH ASIA INVESTMENT CORPORATION

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended December 31, 2008	For the period from December 6, 2007 (date of inception) to December 31,
		2008	2007
Cash flows from operating activities
Net income (loss)	$58,877	$54,164	$(4,613)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in operating assets and liability:
Interest income receivable	(66,303)	(66,303)	—
Prepaid expenses	(8,383)	(8,383)
Accrued expenses	90,914	95,134	4,220

Net cash provided by (used in) operating activities	75,105	74,612	(393)

Cash flows from investing activities
Cash held in Trust Account	(50,078,799)	(50,078,799)	—

Net cash used in investing activities	(50,078,799)	(50,078,799)	—

Cash flows from financing activities
Proceeds from issuance of ordinary shares to initial shareholders	—	25,000	25,000
Proceeds from note payable, shareholder	—	100,000	100,000
Repayment of note payable, shareholder	(100,000)	(100,000)	—
Gross proceeds from the initial public offering	50,000,000	50,000,000
Payments for underwriters’ fees and of offering costs	(2,410,161)	(2,475,813)	(58,803)
Proceeds from private placement of insider warrants	2,455,000	2,455,000	—

Net cash provided by financing activities	49,944,839	50,004,187	66,197

Net increase in cash	(58,855)	—	65,804
Cash, beginning of period	58,855	—	—

Cash, end of period	$—	$—	$65,804

Supplemental schedule of non-cash financing activities
Accrual of offering costs	$75,000	$75,000	$268,129

Due to shareholder - offering costs	$—	$—	$22,500

Deferred underwriters’ fees	$2,000,000	$2,000,000	$—

The accompanying notes are an integral part of these financial statements.

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

1.	Organization and Business Operations

North Asia Investment Corporation (the “Company”) was incorporated in Delaware on December 6, 2007 as a blank check company whose objective is to acquire an operating business.

All activity through December 31, 2008 relates to the Company’s formation and initial public offering described below and efforts to consummate a business combination. The Company has selected June 30 as its fiscal year-end.

The registration statement for the Company’s initial public offering (“Offering”) was declared effective July 23, 2008. The Company consummated the offering on July 29, 2008 and received net proceeds of approximately $48,005,000 (Note 3). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds of this Offering are intended to be generally applied toward consummating a business combination with an operating business (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $50,005,000, including $2,000,000 of deferred underwriters’ fees, of the net proceeds is being held in an interest-bearing trust account (“Trust Account”) including a portion of the underwriting discounts and commissions payable to the underwriters in this offering and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Certain of the Company’s officers and directors have agreed that they will be personally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Additionally, up to an aggregate of $1,500,000 of interest earned on the Trust Account balance may be released to the Company to fund working capital requirements, as well as any amounts necessary to pay the Company’s tax obligations.

The Company, after signing a definitive agreement for the acquisition of a target business, will submit such transaction for shareholder approval. In the event that 40% or more of the outstanding ordinary shares (excluding, for this purpose, those ordinary shares issued prior to the Offering) exercise their redemption rights described below, the

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

Business Combination will not be consummated. Public shareholders voting against a Business Combination will be entitled to redeem their ordinary shares into a pro rata share of the Trust Account, including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a shareholder’s redemption rights. A shareholder must also affirmatively exercise such redemption rights at or prior to the time the Business Combination is voted upon by the shareholders. All of the Company’s existing shareholders prior to the Offering, including all of the directors and officers of the Company have agreed to vote all of the initial ordinary shares held by them in the same manner as a majority of the ordinary shares voted by the Company’s public shareholders are voted. A public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) will be restricted from seeking redemption rights with respect to more than 10% of the ordinary shares sold in the Offering. The Company will require each public shareholder seeking to exercise shareholder redemption rights to certify to the Company, under penalty of perjury, whether such shareholder is acting in concert or as a group with any other shareholder. Such a public shareholder would still be entitled to vote against a proposed extension, if any, and a proposed Business Combination with respect to all ordinary shares owned by him or his affiliates.

All of the Company’s stockholders prior to the Offering, including all of the officers and directors of the Company (“Initial Stockholders”), have agreed to vote their 1,250,000 founding ordinary shares in accordance with the vote of the majority in interest of all other stockholders of the Company (“Public Stockholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Development Stage Company

The Company complies with the reporting requirements of Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. The Company may maintain deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Restricted Cash Equivalents Held in the Trust Account

The amounts held in the Trust Account represent substantially all of the proceeds of the Offering and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested primarily in United States Treasury Securities.

Fair Value of Financial Instruments

The fair values of the Company’s assets and liabilities that qualify as financial instruments under SFAS No. 107, “Disclosures about Fair Value of Financial Instrument,” approximate their carrying amounts presented in the accompanying balance sheets.

Basic and Diluted Earnings per Share

Earnings per common share is based on the weighted average number of common shares outstanding. The Company complies with SFAS No. 128, “Earnings Per Share,” which requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic income per share excludes dilution and is computed by dividing income available to ordinary shareholders by the weighted-average common shares outstanding for the period. Diluted income per share reflects the potential dilution that could occur if warrants were to be exercised or otherwise resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

The Company’s statements of operations include a presentation of earnings per share for common stock subject to possible redemption in a manner similar to the two-class method of earnings per share in accordance with Emerging Issue Task Force Abstracts, Topic No. D-98 “Classification and Measurement of Redeemable Securities.” Basic and diluted net income per share amounts for the maximum number of shares subject to possible redemption are calculated by dividing the net income attributable to common shares subject to possible redemption by the weighted average number of shares subject to possible redemption.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are related to the Offering and would be charged to equity upon the completion of the Offering or charged to expense if the offering were not competed. The Company incurred approximately $419,000 of offering costs that were deferred as of June 30, 2008. These costs were charged to equity in July 2008, when the Offering was completed.

Income Taxes

The Company complies with SFAS 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes are provided for based on the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits.

New Accounting Pronouncements

In December 2007, the FASB issued SFAS 141(R), “Business Combinations”. SFAS 141(R) provides companies with principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141(R) also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141(R) is effective for business combinations occurring in fiscal years beginning after December 15, 2008, which will require the Company to adopt these provisions for business combinations occurring on July 1, 2009 and thereafter. Early adoption of SFAS 141(R) is not permitted.

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

Redeemable ordinary shares

The Company accounts for redeemable ordinary shares in accordance with Emerging Issue Task Force D-98 “Classification and Measurement of Redeemable Securities”. Securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a redemption event, the redeemable securities should not be classified outside of permanent equity.

Securities held in trust

Investment securities consist of United States Treasury securities. The Company classifies its securities as held-to-maturity in accordance with SFAS No. 115, “Accounting for Certain Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion is included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

3.	Initial Public Offering	On July 29, 2008, the Company sold 5,000,000 units (“Units”) in the Offering. Each Unit consists of one ordinary share, $.0001 par value, and one Redeemable Ordinary Share Purchase Warrant(s) (“Warrants”). Each Warrant entitles the holder to purchase from the Company one share of ordinary shares at an exercise price of $7.50 commencing the later of the completion of a Business Combination or July 23, 2009 and expiring July 22, 2013. The Warrants will be redeemable, at the Company’s option at a price of $.01 per Warrant upon

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

30 days’ notice after the Warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $13.75 per share for any 20 consecutive trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a “cashless basis.” In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

The Company agreed to pay the Underwriter in the Offering an underwriting discount of 7% of the gross proceeds of the Offering. However, the Underwriter has agreed that 4% of the underwriting discount will not be payable unless and until the Company completes a Business Combination and has waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination.

4.	Related Party Transactions

The Company issued a $100,000 unsecured promissory note to a shareholder, on December 13, 2007. The note was non-interest bearing and was payable on the earlier of December 12, 2008 or the consummation of the Offering. The note was repaid in August 2008.

The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company’s initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

One of the Company’s shareholders paid $22,500 of offering costs on behalf of the Company. This amount is shown on the balance sheet as of June 30, 2008 as due to shareholder and was repaid in August 2008 free of any interest.

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

The Company’s Initial Shareholders have purchased, in consideration for an aggregate purchase price of $25,000, an aggregate of 1,250,000 ordinary shares, after adjustment for certain contributions back to capital. The Initial Shareholders have agreed that (1) subject to certain exceptions, the founding ordinary shares will not be sold or transferred until 180 days after the completion of an initial Business Combination and (2) the founding ordinary shares will not be entitled to a pro rata share of the Trust Account in the event of the Company’s liquidation.

A shareholder of the Company, who also acts as a director, and a second director of the Company, have purchased in a private placement, 1,841,250 and 613,750 warrants, respectively, for an aggregate of 2,455,000 warrants (the “Sponsors’ Warrants”) simultaneously with the completion of the Offering at a price of $1.00 per warrant (an aggregate purchase price of $2,455,000) from the Company and not as part of the Offering.

The holders of the Sponsors’ Warrants have agreed that, subject to certain exceptions, the Sponsors’ Warrants will not be sold or transferred by them until after the completion of a Business Combination. The Sponsors’ Warrants are identical to the Warrants underlying the Units sold in the Offering except that the Sponsors’ Warrants (i) are exercisable for cash or on a cashless basis and (ii) are non-redeemable, in each case so long as they are held by the original purchasers of the Sponsors’ Warrants and their permitted transferees. In the event of a liquidation prior to a Business Combination, the Sponsors’ Warrants will expire worthless.

The holders of the founding ordinary shares held by the Initial Shareholders, as well as the holders of the Sponsors’ Warrants (and underlying securities), are entitled to registration rights pursuant to an agreement signed on the effective date of the Offering. The holders of the majority of these securities are entitled to make up to two demands that the Company register such securities. The holders of a majority of the founding ordinary shares held by the Initial Shareholders may elect to exercise these registration rights at any time commencing 90 days prior to the date the shares are released from escrow. Additionally, the holders of a majority of the Sponsors’ Warrants (or underlying securities) can elect to exercise these registration rights at any time beginning 90 days after the Company consummates its initial Business Combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of an initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

5.	Commitments	The Company presently occupies office space provided by a certain shareholder of the Company. Such shareholder has agreed that, until the consummation of the Company’s initial Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such shareholder $10,000 per month for such services.

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

The Company paid to the underwriters a $1,500,000 underwriting discount, representing 3.0% of the offering proceeds, at the closing of the Offering, and is committed to pay up to an additional $2,000,000 deferred underwriting discount currently held in the Trust Account, representing an additional 4.0% fee, payable upon the Company’s consummation of an initial Business Combination.

The Company granted the underwriters a 30-day option to purchase up to 750,000 additional units to cover the over-allotment if any. This option expired unexercised in August 2008.

6.	Ordinary Shares	At December 31, 2008, 7,455,000 ordinary shares were reserved for issuance upon exercise of the Warrants and Sponsors’ Warrants.

7.	Basic and Diluted Earnings Per Share	The following is a reconciliation of the denominator of the basic and diluted earnings per share for the six months ended December 31, 2008, for the period December 6, 2007 (date of inception) to December 31, 2008 and for the period from December 6, 2007 (date of inception) to December 31, 2007.

	For the six months ended December 31, 2008	For the period from December 6, 2007 (date of inception) to December 31,
		2008	2007
Weighted average number of common shares outstanding:	5,576,495	3,969,962	2,432,692
Dilutive potential common shares outstanding from warrants	730,704	342,983	0

Diluted weighted average shares	6,307,198	4,312,945	2,432,692

8.	Investment in Trust Account

Subsequent to the Offering, an amount of $50,005,000, including $2,000,000 of deferred underwriters fee, of the net proceeds was deposited in an interest-bearing trust account and invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less until the earlier of (i) the consummation of a Business Combination or (ii) liquidation of the Company.

As of December 31, 2008, investment securities in the Company’s Trust Account consist of approximately $50 million in United States Treasury Bills and another $50,000 is held as cash in the account. The Company classifies its United States Treasury and equivalent securities as held-to-maturity in accordance with SFAS No. 115, “Accounting for Certain Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury

North Asia Investment Corporation

(a corporation in the development stage)

Notes to Financial Statements

securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts. The carrying amount, excluding accrued interest income, gross unrealized holding gains and fair value of held to maturity securities at December 31, 2008 are as follows:

	Carrying Amount	Gross Unrealized Holding Gains	Fair Value
Held-to-maturity:
U.S. Treasury Securities	$50,028,799	$20,405	$50,049,204

9.	Fair Value Measurements

Effective July 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurement”, or SFAS 157, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In accordance with the provisions of FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157”, the Company elected to defer implementation of SFAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until July 1, 2009.

The adoption of SFAS 157 to the Company’s financial assets and liabilities did not have an impact on the Company’s financial results.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Restricted cash equivalents held in Trust Account	$50,049,204	$50,049,204	$—	$—

Total	$50,049,204	$50,049,204	$—	$—

Fair values of the Company’s restricted cash equivalents held in the Trust Account are determined through market, observable and corroborated sources. However, restricted cash equivalents held in the Trust Account are recorded on the balance sheet at December 31, 2008 at amortized cost in accordance with SFAS 115 (see Note 8).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2009

By:	/s/ Thomas Chan-Soo Kang
Name:	Thomas Chan-Soo Kang
Title:	Chief Executive Officer